Exhibit 3.5

AMENDMENT TO CERTIFICATE
OF INCORPORATION
of

Cocrystal Pharma, Inc.

I, Gary Wilcox, Chief Executive Officer of Cocrystal Pharma, Inc., a Delaware corporation (the “Corporation”), having been organized January 30, 2014 and existing under the laws of the State of Delaware, DO HEREBY CERTIFY:

That pursuant to Section 242(b) of the Delaware General Corporation Law and the provisions of the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation, on November 22, 2014, approved the following amendment to the Certificate of Incorporation. The Corporation’s stockholders were not required to approve this Amendment to the Certificate of Incorporation.

1.	The name of the Corporation shall be changed to Cocrystal Merger Sub, Inc.

In WITNESS WHEREOF, the undersigned has executed this Certificate this 25 day of November, 2014.

/s/ Gary Wilcox_____________________
Name: Gary Wilcox
Title:   Chief Executive Officer and Secretary